

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

March 16, 2017

<u>Via E-mail</u>
David Langille
Chief Financial Officer
Banro Corporation
1 First Canadian Place
100 King St. West, Suite 7070
Toronto, Ontario
Canada M5X 1E3

   Re: Banro Corporation
     Application for Qualification of Indenture on Form T-3
     Filed March 3, 2017
     File No. 022-29039

Dear Mr. Langille:

   This is to advise you that we have not reviewed and will not review your application for qualification of the trust indenture.

   Please refer to Section 307 of the Trust Indenture Act of 1939 and the rules thereunder regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the application as confirmation that those requesting acceleration are aware of their responsibilities under the Trust Indenture Act of 1939, the Securities Act of 1933 and the Securities Exchange Act of 1934.

   Please contact Ruairi J. Regan, Staff Attorney, at (202) 551-3269 with any questions.

         Sincerely,

         /s/ Brigitte Lippmann (for)

         John Reynolds
         Assistant Director
         Office of Beverages,
         Apparel and Mining

cc: David Knight, Esq.
   Norton Rose Fulbright Canada LLP